UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares**

Class B Common Shares**

American Depositary Shares

(Title of Class of Securities)

26853A 100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Not for trading, but only in connection with the registration of American Depositary Shares each representing two Class A common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Ray Ruiping Zhang
2	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization the United States
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 8,815,432 (1)(2)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 8,815,432 (1)(2)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,815,432 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.6% (3)
12	Type of Reporting Person IN

(1)    Represents 6,019,570 Class B common shares held by Mr. Ray Ruiping Zhang (including 150,000 issued but not fully vested restricted shares pursuant to the 2010 Performance Incentive Plan of the Issuer) and 2,795,862 Class B common shares issuable upon the exercise of 2,795,862 options within 60 days from the date hereof.

(2)    Class A common shares and Class B common shares are not listed for trading. Holders of Class A common shares and Class B common shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A common share will be entitled to one vote, and each Class B common share will be entitled to ten votes. Certain matters including those related to the change of control of the Issuer require an additional approval by the holders of a majority of Class A common shares voting as a separate class. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Class B common shares will be automatically converted into the same number of Class A common shares under certain circumstances, including any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder.

(3)    The percentage is based on 73,009,788 Class B common shares outstanding as of December 31, 2015 based on information provided by the Issuer and 2,795,862 Class B common shares issuable upon the exercise of 2,795,862 options within 60 days from the date hereof.

Item 1	(a)	Name of Issuer: eHi Car Services Limited
Item 1	(b)	Address of Issuer’s Principal Executive Offices: Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, the People’s Republic of China

Item 2	(a)	Name of Person Filing: Ray Ruiping Zhang
Item 2	(b)

Address of Principal Business Office or, if none, Residence; Citizenship:
Ray Ruiping Zhang

c/o eHi Car Services Limited

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

the People’s Republic of China

Item 2	(c)	Citizenship: United States
Item 2	(d)	Title of Class of Securities: Class A common shares, par value US$0.001 Class B common shares, par value US$0.001 American Depositary Shares
Item 2	(e)	CUSIP Number: 26853A 100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership
(a) Amount Beneficially Owned:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of:
Ray Ruiping Zhang	8,815,432 Class B common shares	11.6%	8,815,432 Class B common shares	0	8,815,432 Class B common shares	0

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2016

Ray Ruiping Zhang

/s/ Ray Ruiping Zhang